

13030261

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2013
Washington DC
405

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 47372

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Source Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

276 Post Road West
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Harris (203) 341-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name – *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488	Shelton	CT	06484
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

✓ Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Source Capital Group, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

LORI A. MAXEY
NOTARY PUBLIC
MY COMMISSION EXPIRES JUNE 30, 2013

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ✓ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ✓ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ✓ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statements of Financial Condition

SOURCE CAPITAL GROUP, INC.

Report Pursuant to Rule 17a-5(d) of the Securities and Exchange Commission

Years Ended December 31, 2012 and 2011



DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.

Certified Public Accountants / Business Consultants

Statements of Financial Condition

SOURCE CAPITAL GROUP, INC.

Report Pursuant to Rule 17a-5(d) of
the Securities and Exchange Commission

Years Ended December 31, 2012 and 2011

SOURCE CAPITAL GROUP, INC.

Years Ended December 31, 2012 and 2011

CONTENTS

Page

Independent auditors' report 1-2

Financial statements:

Statements of financial condition 3

Notes to financial statements 4-13

Report of independent auditors on internal controls required by SEC rule 17a-5 14-15



DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Independent Auditors' Report

Shareholder
Source Capital Group, Inc.
Westport, Connecticut

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Source Capital Group, Inc. (the Company), as of December 31, 2012 and 2011 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.


HLB

An independent member of HLB International
A world-wide organization of accounting firms and business advisers

Four Corporate Drive, Suite 488, Shelton, CT 06484 ▪ 203-929-3535 ▪ fax 203-929-5470 ▪ www.dhls.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011 in accordance with accounting principles generally accepted in the United States of America.

February 22, 2013
Shelton, Connecticut

Dworken, Hillman, LaMorte & Sterczala, P.C.

SOURCE CAPITAL GROUP, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2012	December 31, 2011
Assets		
Current assets:		
Cash and cash equivalents	**$ 217,937**	$ 567,436
Receivables from clearing brokers (Note 10)	**467,035**	382,496
Deposits with clearing organizations	**253,257**	253,257
Securities owned (Note 4)	**52,225**	41,354
Prepaid expenses and other current assets (Note 2)	**393,570**	334,619
Total current assets	**1,384,024**	1,579,162
Property and equipment (Note 3)	**41,063**	52,261
Security deposits	**48,843**	48,843
Other	**2,111**	20,111
Total Assets	**$1,476,041**	$1,700,377
Liabilities and Shareholder's Equity		
Current liabilities:		
Current portion of long-term debt (Note 6)	**$ 18,916**	$ 17,379
Accounts payable and accrued expenses (Note 9)	**730,102**	1,043,121
Current portion of liability subordinated to the claims of general creditors (Note 7)	**35,000**	35,000
Total current liabilities	**784,018**	1,095,500
Long-term debt, net of current portion (Note 6)	**14,742**	34,191
Liability subordinated to the claims of general creditors, net of current portion (Note 7)	**35,000**	70,000
Total Liabilities	**833,760**	1,199,691
Commitments and contingencies (Note 9)		
Shareholder's equity:		
Common stock, $1 par value; 1,000 shares authorized, 100 shares issued and outstanding	**100**	100
Additional paid in capital	**1,691,306**	1,691,306
Deficit	**(1,049,125)**	(1,190,720)
Total Shareholder's Equity	**642,281**	500,686
Total Liabilities and Shareholder's Equity	**$1,476,041**	$1,700,377

See notes to financial statements.

1. **Description of the Company and summary of significant accounting policies:**

Description of Company:

Source Capital Group, Inc. (the "Company") organized and incorporated in the State of Delaware, as Source Securities Corp., commenced business on June 1, 1994 and on November 2, 2001 changed its name to Source Capital Group Inc. The Company is a registered broker-dealer with the Securities and Exchange Commission and is the member of The Financial Industry Regulatory Authority (FINRA). In this capacity, the Company executes customer and principal transactions and performs underwriting and investment banking services.

The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a fully disclosed clearance agreement.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to monitor its exposure continuously to market and counterparty risk using a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to a broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. As of December 31, 2012 and 2011, amounts were owed to the clearing broker by these customers, which were in connection with normal, delivery-against-payment, cash-account transactions. After December 31, 2012 and 2011, all amounts related to such transactions were received from customers. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

1. **Description of the Company and summary of significant accounting policies** (continued):

Significant accounting policies:

Estimates and assumptions:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Securities transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Marketable securities are valued at fair value.

Fair value measurement:

Investments are reported at fair value. Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC 820"), establishes a framework for measuring fair value. That framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

1. **Description of the Company and summary of significant accounting policies** (continued):

Significant accounting policies (continued):

The three levels of the fair value hierarchy under ASC 820, along with a brief description of each, are as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 – Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices of identical or similar assets or liabilities in inactive markets;
- observable inputs for the asset or liability other than quoted prices; and
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level with the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Investment banking:

Investment banking represents fees and commissions earned from private placement of securities and sale of interests in oil and gas limited partnerships. Fees are earned and recognized upon closing of each transaction.

Investment advisory:

Investment advisory revenue is recognized in the period in which the service is performed.

1. **Description of the Company and summary of significant accounting policies** (continued):

Significant accounting policies (continued):

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Other securities revenue:

Other securities revenue is derived from the following sources and is recognized in the following manner:

Clearing service charges are recognized upon receipt of verified notification from the clearing agent; insurance commission income and related commission compensation are recorded when the insurance contract sale has been closed; and fund raising consulting income and related commission compensation are recorded as income and expense, respectively, when the client has received the capital contribution, for which the consulting fee is rendered.

Income taxes:

The Company, with the consent of its shareholder, has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items such as income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax return of the shareholder for federal and state tax purposes. The Company is subject to corporate income taxes in certain states.

Management of the Company has evaluated all significant tax positions as required by accounting principles generally accepted in the United States of America and is of the opinion that the Company has not taken any material tax position that would require the recording of any tax liability by the Company. The Company's income tax returns for the three years ended December 31, 2011 are subject to examination by taxing authorities.

Reclassification:

Certain prior year balances have been reclassified to conform with current year presentation.

2. Related party transactions:

Included in prepaid expenses and other current assets is $396,400 and $338,100 of advances to employees and brokers at December 31, 2012 and 2011, respectively. As of December 31, 2012 and 2011, an allowance of approximately $97,000 was established against these advances.

3. Property and equipment:

	December 31, 2012	December 31, 2011
Office and computer equipment	**$105,955**	$105,955
Leasehold improvements	**5,835**	5,835
	111,790	111,790
Less accumulated depreciation	**70,727**	59,529
	$ 41,063	$ 52,261

Office and computer equipment includes $56,000 of computer equipment acquired under capital leases at December 31, 2012 and 2011. Accumulated depreciation on the equipment is $14,932 and $3,733 at December 31, 2012 and 2011, respectively. See Note 6.

4. Securities owned:

Securities owned consist of equity securities of corporate issues.

The following tables set forth the fair value of Plan assets, by level, within the ASC 820 fair value hierarchy, as of December 31, 2012 and 2011:

	December 31, 2012 Fair Value Measurements Using:			
	Level 1	**Level 2**	**Level 3**	**Total**
Equity securities	**$42,141**	**$10,084**		**$52,225**

	December 31, 2011 Fair Value Measurements Using:			
	Level 1	**Level 2**	**Level 3**	**Total**
Equity securities	$41,354			$41,354

5. **Notes receivable:**

Notes receivable reflects a single transfer of $100,000 to investment banking client CSP Systems, Inc. with interest at a rate of 14%. The note is due on demand and is unsecured. Although as of December 31, 2011, an allowance was established against this loan and the accrual of interest was suspended, management remains optimistic that financing of CSP will be completed and the loan will be repaid.

6. **Long-term debt:**

	December 31, 2012	December 31, 2011
Capital lease obligations, due in aggregate monthly installments of $1,749, including interest at 8%, through October 2014. The obligations are collateralized by the underlying equipment.	**$33,658**	$51,570
Less current portion	**18,916**	17,379
	$14,742	$34,191

Principal payments of long-term debt as of December 31, 2012 are as follows:

Year Ending December 31:	
2013	$18,916
2014	14,742
	$33,658

7. **Liability subordinated to the claims of general creditors:**

	December 31, 2012	December 31, 2011
Liability subordinated to claims of general creditors consists of a non-interest bearing $175,000 collateralized secured demand note agreement, which has been advanced by First Clearing, LLC. The note calls for five annual principal payments of $35,000 payable April 30, 2010 through April 30, 2014. The subordinated liability has been advanced under an agreement pursuant to rules and regulations of FINRA and has been approved by FINRA.	**$70,000**	$105,000
Less current portion	**35,000**	35,000
	$35,000	$ 70,000

7. **Liability subordinated to the claims of general creditors** (continued):

Future principal payments of liability subordinated to claims of general creditors as of December 31, 2012 are as follows:

Year ending December 31,	
2013	$35,000
2014	35,000
	$70,000

8. **Employee benefits:**

The Company maintains an employee retirement plan under which employees may defer a portion of their annual compensation, pursuant to Section 401(k) of the Internal Revenue Code. The Company can match employee contributions up to 25% of every dollar a participant contributes up to 3% of annual compensation, as defined. The Company may make additional discretionary contributions as authorized. Contributions by the Company to the Plan were $6,400 and $10,800 in 2012 and 2011, respectively.

9. **Commitments and contingencies:**

Leases:

The Company leases certain office equipment and office space under noncancellable operating leases expiring at various dates through August 2017. The office leases contain escalation clauses. A revision of the lease for the Scottsdale, Arizona office took effect on January 1, 2012 and caused a reduction in basic rent. Separately, management agreed to subsidize the Scottsdale rent for the benefit of the representatives occupying that space.

Future minimum lease payments on these leases are as follows:

Year ending December 31:	
2013	$ 471,800
2014	480,200
2015	490,700
2016	501,300
2017	281,000
	$2,225,000

9. **Commitments and contingencies** (continued):

Leases (continued):

Rent expense was $387,200 and $381,100 in 2012 and 2011, respectively. Rent expense is reported net of $112,100 of reimbursements from various representatives in 2012 and 2011.

Contingencies:

The Company is subject to claims and legal proceedings that arise in the ordinary course of its business activities. In the opinion of management, these claims are not expected to have a material adverse effect on the Company's operations.

The Company is subject to an ongoing investigation by FINRA which may result in penalties. In the opinion of management, the investigation is not expected to have a material adverse effect on the Company's operations.

Clearing agreement:

The Company has a clearing agreement with First Clearing, LLC through February 2014. In connection with the agreement in 2008 and amendments in 2009, the Company received $175,000 and $200,000 in incentive bonuses, respectively in 2009 and 2008, which, as of December 31, 2012, have been fully recognized. Included in accrued expenses was $115,800 of unearned incentive bonuses at December 31, 2011. The agreement, as amended in 2011, would have required the Company to pay an early termination fee of $55,000 if it had cancelled the agreement prior to December 31, 2012.

10. **Concentrations:**

Approximately 44% in 2012 and 50% in 2011 of investment banking revenue was earned from one investment banking client. The Company had outstanding accounts receivable from this client of approximately $203,700 and $70,800 at December 31, 2012 and 2011, respectively.

11. **Supplemental disclosure of cash flow information:**

	2012	2011
Cash paid for interest	**$5,739**	$2,241

11. **Supplemental disclosure of cash flow information** (continued):

Supplemental disclosure of non-cash investing and financing activities:

During 2011, the Company acquired computer equipment of approximately $56,000 financed by capital lease obligations.

12. **Rule 15c3-3:**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

13. **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2012 and 2011, the Company had net capital of $207,564 and $125,933, which exceeded the minimum requirement by $107,564 and $25,933, respectively. The Company's net capital ratio was 3.68 to 1 at December 31, 2012 and 8.69 to 1 at December 31, 2011.

14. **Reconciliation of shareholder's equity, net income and net capital:**

A reconciliation of shareholder's equity, net income and net capital reported to FINRA to the amounts reported in the financial statements below:

	As Previously Reported	Adjustments	As Currently Reported
Total assets	$ 1,476,041		$ 1,476,041
Total liabilities	888,760	($ 55,000)	833,760
Total ownership equity	$ 587,281	$ 55,000	$ 642,281
Total revenue	$ 11,699,326	$ 55,000	$ 11,754,326
Total expenses	$ 11,612,731		$ 11,612,731
Net income	$ 86,595	$ 55,000	$ 141,595
Net capital	$ 152,564	$ 55,000	$ 207,564

14. **Reconciliation of shareholder's equity, net income and net capital** (continued):

The adjustment stated above relates to an adjustment by the Company for recognition of other income originally recorded as unearned income.

15. **Subsequent events:**

Management has evaluated subsequent events through February 22, 2013, the date which the financial statements were available for issue.



DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Report of Independent Auditors on
Internal Controls Required by SEC Rule 17a-5

Shareholder
Source Capital Group, Inc.
Westport, Connecticut

In planning and performing our audit of the financial statements of Source Capital Group, Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.


HLB

An independent member of HLB International
A world-wide organization of accounting firms and business advisers

Four Corporate Drive, Suite 488, Shelton, CT 06484 ▪ 203-929-3535 ▪ fax 203-929-5470 ▪ www.dhls.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 22, 2013
Shelton, Connecticut

Tonneler, Hillman, LaMonte & Stanzala, P.C.



DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Shareholder
Source Capital Group, Inc.
Westport, Connecticut

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by Source Capital Group, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Source Capital Group, Inc.'s compliance with applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Source Capital Group, Inc.'s management is responsible for Source Capital Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose of which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [wire transfer for $14,131 paid July 27, 2012, wire transfer for $11,661 paid February 21, 2013], noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [Focus filings and general ledger] supporting the adjustments, noting no differences.



Four Corporate Drive, Suite 488, Shelton, CT 06484 ▪ 203-929-3535 ▪ fax 203-929-5470 ▪ www.dhls.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 22, 2013 Dworken, Hillman, LaMorte & Sterczala, P.C.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047372 FINRA DEC
SOURCE CAPITAL GROUP INC 12*12
276 POST RD W
WESTPORT CT 06880-4703

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Russell W. Newton
203 341-3500

2. A. General Assessment (item 2e from page 2) $ 25,792
   B. Less payment made with SIPC-6 filed (**exclude interest**) (14,131)
      7/27/12
      Date Paid
   C. Less prior overpayment applied (—)
   D. Assessment balance due or (overpayment) 11,661
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum —
   F. Total assessment balance and interest due (or overpayment carried forward) $ 11,661
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 11,661
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Source Capital Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 21st day of February, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 11,754,326
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,042,162
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	191,698
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	14,761
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	820
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	151,981
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 5611	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 36,054	
Enter the greater of line (i) or (ii)	36,054
Total deductions	1,437,476
2d. SIPC Net Operating Revenues	$ 10,316,850
2e. General Assessment @ .0025	$ 25,792

(to page 1, line 2.A.)